SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

April 8, 2005

The Registrant is pleased to announce that its subsidiary, Minco Silver Corporation, has started a drilling program on the Fuwan Silver Project located in Guangdong, China. Initially, one diamond drill will be used to twin two previous holes drilled by the Chinese partner, and will be followed by a larger drilling program focusing on fill-in drilling in the main resource area and step out drilling in the open areas particularly to the south-east. Minco Silver has the right to earn a 70% equity interest in the Fuwan Silver Property by contributing C$3.5 million to the joint venture company.

The Fuwan Silver and Changkeng Gold deposits were discovered in 1990 when the 757 Exploration Team followed up gold and silver geochemical anomalies identified in previous stream sediment and soil sampling programs. Disseminated gold and silver mineralization occurs in stratabound zones spatially related to a regional  unconformity between Lower Carboniferous limestones and overlying Upper Triassic clastic rocks. 22 surface diamond drill holes were drilled on and around the Fuwan Silver Property, on an approximate 160m by 160m grid, totaling 7,964.86 meters of core.

Mineral resources covering an area which includes the Fuwan Silver Property have been estimated by the 757 Geological Exploration Team based on the 22-hole diamond drill program at 19 million tonnes at a grade of 270 grams per tonne silver, with minor associated zinc and lead. This represents an in situ resource estimate of 164 million ounces of silver. The resource estimation has been reviewed by an independent panel of Chinese experts and has been verified to adhere to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China. An independent technical report on the Fuwan Silver Property was filed on SEDAR in May 2004 prepared by Lyle Morgenthaler P.Eng (“Qualified Person”) and Ruijin Jiang, MSc., Minco’s geologist, pursuant to National Instrument 43-101. The study concludes that the Chinese resource estimate, which covers an area larger than that of the Fuwan Silver Property, was professionally prepared, without bias and that the Chinese estimate can be regarded as an Inferred Resource within the framework of CIM guidelines.

The Fuwan Silver Property has well established infrastructure and is situated 45km west of Guangzhou, one of the largest cities in China, to which it is linked by a highway. Power and water are readily available in the area. Minco has completed the construction of a large 3D computer generated model of the Changkeng-Fuwan Properties. This will provide an excellent base for the future exploration programs on the properties.

The Company also announces that the consulting agreement with Mr. Tim Richardson has expired.  The Company would also like to announce that Karyn Bachert has ceased to be Corporate Secretary of the Company and advises that Brigitte M. McArthur has been appointed Corporate Secretary.  Ms. McArthur has 17 years of experience with publicly trading companies providing security regulatory services and has served on several boards in the capacity of corporate secretary and director.  On behalf of Minco, the Company would like to thank Mr. Richardson and Ms. Bachert for both their contributions and efforts at Minco and wish them all the best in their future endeavors.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

2.

Exhibits

2.1

News Release dated April 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    April 8, 2005

William Meyer

Director and Chairman

(Page 3)

Exhibit 2.1

TSX: MMM
For Immediate Release:	April 8, 2005

NEWS RELEASE

DRILLING STARTED ON MINCO SILVER’S FUWAN PROJECT

Minco Mining & Metals Corporation  (“Minco” or the “Company”) is pleased to announce that its subsidiary, Minco Silver Corporation, has started a drilling program on the Fuwan Silver Project located in Guangdong, China. Initially, one diamond drill will be used to twin two previous holes drilled by the Chinese partner, and will be followed by a larger drilling program focusing on fill-in drilling in the main resource area and step out drilling in the open areas particularly to the south-east. Minco Silver has the right to earn a 70% equity interest in the Fuwan Silver Property by contributing C$3.5 million to the joint venture company.

The Fuwan Silver and Changkeng Gold deposits were discovered in 1990 when the 757 Exploration Team followed up gold and silver geochemical anomalies identified in previous stream sediment and soil sampling programs. Disseminated gold and silver mineralization occurs in stratabound zones spatially related to a regional  unconformity between Lower Carboniferous limestones and overlying Upper Triassic clastic rocks. 22 surface diamond drill holes were drilled on and around the Fuwan Silver Property, on an approximate 160m by 160m grid, totaling 7,964.86 meters of core.

Mineral resources covering an area which includes the Fuwan Silver Property have been estimated by the 757 Geological Exploration Team based on the 22-hole diamond drill program at 19 million tonnes at a grade of 270 grams per tonne silver, with minor associated zinc and lead. This represents an in situ resource estimate of 164 million ounces of silver. The resource estimation has been reviewed by an independent panel of Chinese experts and has been verified to adhere to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China. An independent technical report on the Fuwan Silver Property was filed on SEDAR in May 2004 prepared by Lyle Morgenthaler P.Eng (“Qualified Person”) and Ruijin Jiang, MSc., Minco’s geologist, pursuant to National Instrument 43-101. The study concludes that the Chinese resource estimate, which covers an area larger than that of the Fuwan Silver Property, was professionally prepared, without bias and that the Chinese estimate can be regarded as an Inferred Resource within the framework of CIM guidelines.

The Fuwan Silver Property has well established infrastructure and is situated 45km west of Guangzhou, one of the largest cities in China, to which it is linked by a highway. Power and water are readily available in the area. Minco has completed the construction of a large 3D computer generated model of the Changkeng-Fuwan Properties. This will provide an excellent base for the future exploration programs on the properties.

The Company also announces that the consulting agreement with Mr. Tim Richardson has expired.  The Company would also like to announce that Karyn Bachert has ceased to be Corporate Secretary of the Company and advises that Brigitte M. McArthur has been appointed Corporate Secretary.  Ms. McArthur has 17 years of experience with publicly trading companies providing security regulatory services and has served on several boards in the capacity of corporate secretary and director.  On behalf of Minco, the Company would like to thank Mr. Richardson and Ms. Bachert for both their contributions and efforts at Minco and wish them all the best in their future endeavors.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

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For further information, please contact William Meyer or Ken Cai at Minco at  1-888-288-8288 or (604) 688-8002

info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.